FCM

Restore
Mind Medicine

June 2023



Important Disclaimers

The materials contained herein (the "Materials") represent the opinions of FCM MM Holdings, LLC ("FCM") and the other participants named in its proxy solicitation (collectively with FCM, the "FCM Group" or "we") and are based on publicly available information with respect to Mind Medicine (MindMed) Inc. (the "Company"). The FCM Group recognizes that there may be confidential information in the possession of the Company that could lead it or others to disagree with the FCM Group's conclusions. The FCM Group reserves the right to change any of its opinions expressed herein at any time as it deems appropriate and disclaims any obligation to notify the market or any other party of any such changes. The FCM Group disclaims any obligation to update the information or opinions contained herein. Certain financial projections and statements made herein have been derived or obtained from filings made with the Securities and Exchange Commission ("SEC") or other regulatory authorities and from other third party reports. There is no assurance or guarantee with respect to the prices at which any securities of the Company will trade, and such securities may not trade at prices that may be implied herein. The estimates, projections and potential impact of the opportunities identified by the FCM Group herein are based on assumptions that the FCM Group believes to be reasonable as of the date of the Materials, but there can be no assurance or guarantee that actual results or performance of the Company will not differ, and such differences may be material. The Materials are provided merely as information and are not intended to be, nor should they be construed as, an offer to sell or a solicitation of an offer to buy any security.

Certain members of the FCM Group currently beneficially own, and/or have an economic interest in, securities of the Company. It is possible that there will be developments in the future (including changes in price of the Company's securities) that cause one or more members of the FCM Group from time to time to sell all or a portion of their holdings of the Company in open market transactions or otherwise (including via short sales), buy additional securities (in open market or privately negotiated transactions or otherwise), or trade in options, puts, calls or other derivative instruments relating to some or all of such securities. To the extent that the FCM Group discloses information about its position or economic interest in the securities of the Company in the Materials, it is subject to change and the FCM Group expressly disclaims any obligation to update such information.

The Materials contain forward-looking statements. All statements contained herein that are not clearly historical in nature or that necessarily depend on future events are forward-looking, and the words "anticipate," "believe," "expect," "potential," "opportunity," "estimate," "plan," "may," "will," "projects," "targets," "forecasts," "seeks," "could," and similar expressions are generally intended to identify forward-looking statements. The projected results and statements contained herein that are not historical facts are based on current expectations, speak only as of the date of the Materials and involve risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such projected results and statements. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond the control of the FCM Group. Although the FCM Group believes that the assumptions underlying the projected results or forward-looking statements are reasonable as of the date of the Materials, any of the assumptions could be inaccurate and therefore, there can be no assurance that the projected results or forward-looking statements included herein will prove to be accurate. In light of the significant uncertainties inherent in the projected results and forward-looking statements included herein, the inclusion of such information should not be regarded as a representation as to future results or that the objectives and strategic initiatives expressed or implied by such projected results and forward-looking statements will be achieved. The FCM Group will not undertake and specifically declines any obligation to disclose the results of any revisions that may be made to any projected results or forward-looking statements herein to reflect events or circumstances after the date of such projected results or statements or to reflect the occurrence of anticipated or unanticipated events. Unless otherwise indicated herein, the FCM Group has not sought or obtained consent from any third party to use any statements, photos or information indicated herein as having been obtained or derived from statements made or published by third parties. Any such statements or information should not be viewed as indicating the support of such third party for the views expressed herein. No warranty is made as to the accuracy of data or information obtained or derived from filings made with the SEC by the Company or from any third-party source. All trade names, trademarks, service marks, and logos herein are the property of their respective owners who retain all proprietary rights over their use.

Additional Information:

FCM and its nominees (Dr. Scott Freeman, Dr. Farzin Farzaneh, Mr. Vivek Jain, and Mr. Alexander Wodka) beneficially own, own, control or exercise direction over an aggregate of 1,009,181 common shares of MindMed ("Shares"). FCM may be deemed to control an additional 359,357 Shares pursuant to a proxy coordination agreement.

Information in Support of Public Broadcast Solicitation

Shareholders are being asked at this time to execute a proxy in favour of FCM's nominees for election to the Board of Directors of MindMed (the "Board") at the annual general meeting of MindMed scheduled for June 15, 2023 (the "AGM") or any other resolutions to be considered at the AGM. In connection with the AGM, FCM has filed definitive proxy materials with the Securities and Exchange Commission (the "Final FCM Circular") containing further disclosure concerning FCM's nominees for election to the Board at the AGM, together with additional details concerning the completion and return of forms of proxy and voting information forms ("VIFs") for use at the AGM. Shareholders of MindMed are urged to read the Materials filed today as well as the Final FCM Circular, when issued, because they will contain important information.

The below disclosure is provided pursuant to section 9.2(4) of National Instrument 51-102 – Continuous Disclosure Obligations in accordance with securities laws applicable to public broadcast solicitations.

This press release and any solicitation made by FCM in advance of the AGM is, or will be, as applicable, made by FCM and not by or on behalf of the management of MindMed.

FCM has issued the Final FCM Circular and FCM intends to make its solicitation primarily by mail, but proxies may also be solicited personally by telephone, email or other electronic means, as well as by newspaper or other media advertising or in person, by FCM, certain of its members, partners, directors, officers and employees, FCM's nominees or FCM's agents, including Okapi Partners, LLC ("Okapi"), which has been retained by FCM as its strategic shareholder advisor and proxy solicitation agent. Pursuant to the agreement between Okapi and FCM, Okapi will receive a fee of up to $75,000, plus customary fees for each call to or from shareholders of MindMed, and will be reimbursed for certain out-of-pocket expenses, with all such costs to be borne by FCM. In addition, FCM may solicit proxies in reliance upon the public broadcast exemption to the solicitation requirements under applicable Canadian corporate and securities laws, by way of public broadcast, including press release, speech or publication, and in any other manner permitted under applicable Canadian laws. Any members, partners, directors, officers or employees of FCM and their affiliates or other persons who solicit proxies on behalf of FCM will do so for no additional compensation. The anticipated cost of FCM's solicitation is estimated to be $400,000 plus disbursements. The costs incurred in the preparation and mailing of the Materials and the Final FCM Circular, and the solicitation of proxies by FCM will be borne by FCM, provided that, subject to applicable law, FCM may seek reimbursement from MindMed of FCM's out-of-pocket expenses, including proxy solicitation expenses and legal fees, incurred in connection with a successful reconstitution of the Board.

A registered shareholder of MindMed who has given a proxy may revoke the proxy at any time prior to use by:

(a) depositing an instrument in writing revoking the proxy, if the shareholder is an individual signed by the shareholder or his or her legal personal representative or trustee in bankruptcy, and if the shareholder is a corporation signed by the corporation or by a representative appointed for the corporation, either: (i) at the registered office of MindMed at any time up to and including the last business day preceding the day of the AGM or any adjournment(s) thereof, at One World Trade Center, Suite 8500, New York, New York 10007; or (ii) with the chairman of the AGM on the day of the AGM or any adjournment(s) thereof before any vote in respect of which the proxy has been given has been taken; or

(b) revoking the proxy in any other manner permitted by law.

A non-registered shareholder may revoke a form of proxy or VIF given to an intermediary or Broadridge Investor Communications (or any such other service company) at any time by submitting another properly completed form of proxy or VIF, as the latest form of proxy or VIF will automatically revoke any previous one already submitted, or by written notice to the intermediary in accordance with the instructions given to the non-registered shareholder by its intermediary.

Neither FCM, nor any of its directors or officers, or any associates or affiliates of the foregoing, nor any of FCM's nominees for election to the Board at the AGM, or their respective associates or affiliates, has: (i) any material interest, direct or indirect, in any transaction since the beginning of MindMed's most recently completed financial year or in any proposed transaction that has materially affected or would materially affect MindMed or any of its subsidiaries; or (ii) any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter currently known to be acted on at the upcoming meeting of MindMed shareholders, other than the election of directors; except that on August 31, 2020, Dr. Scott Freeman entered into a consulting agreement with MindMed, which, among other things, granted Dr. Scott Freeman 26,389 vested options with a strike price of CAD$4.95 per share and 16,667 unvested options with a strike price of CAD$4.95 per share.

The registered address of MindMed is located at One World Trade Center, Suite 8500, New York, New York, 10007.

Copies of this presentation and the Final FCM Circular may be obtained on MindMed's SEDAR profile at www.sedar.com.

ISS Excuses Destructive, Dilutive Financing



FCM Rejects MindMed's Proposal
MindMed Announes September Offering Pricing
MindMed Shares < $4.25. MindMed closed at $6.12
$1.73 - Effective price of shares raised
Market Close
8
6
4
2
0
Sept 12 2022
Sept 16 2022
Sept 27 2022
Oct 12 2022

ISS offered excuses and rationalizations for the value destructive and punitive financing that even MindMed only half-heartedly defended.

The report attempted to excuse the **Board's decision to complete the financing** by citing MindMed's statements that the cash runway improved to 2025. However, as noted in our presentation, **sell-side analysts are now projecting that MindMed will not have sufficient cash to last through 2024. Further, MindMed's share price declined almost immediately following the announcement of the destructive offering in after-hours trading.**

The report conflates MindMed's cash raising through its at-the-money offering with its destructive financing in an apparent attempt to paint a better picture.

ISS' own chart on the issue is misleading as its estimates project MindMed's runway at twice what management predicts. **MindMed is below its peer median.**

"It is therefore difficult to pin the drop in the company's share price solely on the board's oversight of the company's financing decisions." -- ISS

Source: Company SEC Filings. Pricing from Refinitiv and Pitchbook. Recovery defined based on closing price. See ISS Report.

ISS' Misleading Cash Runway Projections



Cash Runway, months
40
20
0
Dec-21
Mar-22
Jun-22
Sep-22
Dec-22
Mar-23
MNMD
Peer Median

Source: Bloomberg

Reality:

In March 2023, MindMed had **18 months** of runway left in line with its peers.

ISS Excuses Destructive, Dilutive Financing


ISS 'Sectoral Trends'
Relmada Announces Failed Phase III Study
0.15
0.1
0.05
0
-0.05
-0.1
-0.15
-0.2
-0.25
Sept 28 2022
Oct 12 2022
Oct 15 2022
Oct 31 2022
MindMed Declines 50% From Sept 27
Peer Median
MindMed Return

ISS' report has attempted to justify the near 50% downturn following the announcement of the financing by calling it **sectoral trends - pointing to MindMed's peer group declining 6.3% two weeks later. This decline occurred after MindMed's peer, Relmada, announced that its Phase III study failed to attain statistically significant results.**

The report leaves out that MindMed fell 7% during that same period two weeks later.

The probability that the initial decline was a result of sectoral trends is less than one in eighty five quadrillion. *This was calculated using structural vector auto-regression and forecast error variance decomposition methods.*

Source: Company SEC Filings. Pricing from Refinitiv and Pitchbook. Recovery defined based on closing price. See ISS Report.

MindMed Has Not Addressed ISS' Governance Concerns Raised in 2022

- "Total CEO compensation was high due to the grant of significant equity awards, a majority of which lack objective performance criteria."
- "The company also paid severance to certain NEOs upon their separation from the company. The circumstances around their terminations are not clearly disclosed, and it is unclear whether their termination of employment was involuntary."

ISS Recommended in 2022 Voting WITHHOLD For Carol Vallone
Why the Change of Heart?

Source: Company SEC Filings

ISS Accepts the Company's Word

Vallone's "Outlier" Director Compensation

Reality:

- ✔ ISS acknowledges that Vallone and Krebs received outlier compensation as directors.
- ✖ ISS took MindMed's word that Vallone and Krebs offered "critical assistance" which resulted in the compensation committee approving this compensation. This ignores that Vallone is the chair of the compensation committee.

ISS Accepts Company's Arguments on Phase IIb Without Any Analysis

Reality:

- ✖ ISS does not address our arguments regarding the serious issues afflicting the Phase IIb trial. Rather, ISS accepts Company's reasoning to pursue an unnecessary Phase IIb trial without any examination of the facts. ISS further hangs its hat on the Greenleaf report without acknowledging our various arguments about why the Phase IIb is flawed.

ISS Accepts That NEO's Met Corporate Goals

Reality:

- ✔ Ignores that many of MindMed's goals were simply following the law or were unmet.
- ✔ Ignores that NEO compensation does not have any real performance requirements.
- ✔ Ignores that the primary reason for executive compensation going down was due to share price decline.

ISS Accepts Compass as One of MindMed's "Closest Peers"

Reality:

Company	Current Trials	Expected Enrollment	G&A Expenses (FY2022)
Mind Medicine	2	252	30M
Compass Pathways	5	1128	45M
Seelos	2	399	12M

Source: Company's SEC Filings, Company SEDI Filings, Data From Refinitiv, Clinicaltrials.gov. See ISS Report

Director Over-Compensation

Company	2022 Average Non-Executive Director Compensation	2022 Share Price Decline
Mind Medicine (MindMed) Inc.	$688,191	-89%
Relmada Therapeutics Inc.	$535,987	-84%
Compass Pathways Plc.	$170,968	-64%
ATAI Life Sciences NV	$211,924	-67%
Numinus Wellness Inc.	$150,198	-70%
Seelos Therapeutics Inc.	$99,478	-56%

MindMed's Director Compensation Is Ranked #2 Even If You Substract the Special Bonuses for Vallone and Krebs

Source Refinitiv. See [20]

MM-120: Greenleaf Report

MindMed hired a **paid** consultant Greenleaf to justify its current FDA strategy.

Greenleaf's report is supported based on the facts MindMed provided to them.

→ Greenleaf **did not talk to FCM** or ask for supporting materials which resulted in a seriously deficient report predicated on **strawman arguments and misrepresentation of our plans**.

→ Greenleaf did not dispute FCM's analysis of each CNS drug approved in the last decade which found that **none of those drugs have followed the long, expensive, and tortuous path to drug approval as the plan initiated by MindMed for LSD**.

→ Greenleaf does not deny the ability of MindMed to execute FCM's plan with the FDA nor does Greenleaf say it believes MindMed's current path is the best way forward.

→ Greenleaf states that Liechti's **published** data cannot be used; but did not dispute FCM's plan to use Dr. Liechti's **published and unpublished original data** owned by MindMed in a **clinical study report** to show LSD's effectiveness in Phase II to meet FDA's requirement of **"preliminary evidence."**

✔ Greenleaf quotes FDA regulations, which supports FCM's approach stating that "[Phase 3 studies] are performed after preliminary evidence suggesting effectiveness of the drug has been obtained in Phase 2." **Dr. Liechti's randomized Phase II studies satisfy this requirement as FCM has stated.**



Source: Company SEC Filings, Greenleaf Report. See [3].

ISS Perpetuates MindMed’s False and Misleading Statements

MindMed Allocates Less Spending to G&A Less than Compass

Reality:

- ✔ MindMed spends more than Compass on G&A in FY2022 in relative terms.
- ✔ FCM brought this to the attention of ISS; however, ISS did not address this and simply parroted this false statement.


45%
36%
41%
MindMed
Peer Group
Compass

Notably, Seelos Therapeutics has only $12.2M in G&A while spending $60M in R&D (2x more in R&D).

MindMed’s Statement that the Board has Been “Refreshed”

Reality:

- ✖ Ignores that the current Board is responsible for many of the failures afflicting MindMed today.
- ✖ CEO Robert Barrow serves on the Board during the relevant period.
- ✖ Several board members abruptly resigned without explanation.

“To its credit, the board appears to have ensured that the company has sufficient cash for the next two years of the company's development.”

Reality:

- ✔ Analysts have projected that MindMed will run out of cash in 2024, not 2025.

Source: Company SEC Filings. Seelos Therapeutics Filings, ISS Report

The Not So "Refreshed Board"



August 11, 2022
MindMed announces the termination of the MM-110 program.
September 27, 2022
MindMed announces the destructive September financing. Leading to 47% drop over night.
May 1, 2023
MindMed announces poorly designed, rubberstamped compensation program which provided executives credit for failed items.
2021 SEP OCT NOV DEC 2022 JAN FEB MAR APR MAY JUN JUL AUG SEP OCT NOV DEC 2023 JAN FEB MAR APR MAY JUN
CEO Barrow
CEO/CDO January 2021 to Present
Director December 2021 to Present
Chair Carol Vallone
Director September 2021 to Present
Vice Chair Krebs
Director September 2021 to Present
Director Crystal
Director August to 2022
Director Makes
Director February 2020 to Present
Executive President Wernli
Executive President August 2020 to Present
Director February 2020 to August 2022
January – December 2021
MindMed administers high doses of MM-110 to patients, beyond what the FDA believed was safe.
May 17, 2022
MindMed announces that MM-110 is safe and tolerable.
September – October 31, 2022
FCM pens multiple letters to the board demanding the Board hold executives accountable.
November 9, 2022
MindMed changes executive employment agreements to include golden parachutes.

Source: Company SEC Filings, Company SEDAR Filings, MindMed Press Releases.

What ISS Glossed Over

- MindMed's fundamentally flawed clinical development strategy.
- MindMed management's lack of experience and expertise;
  Barrow, Karlin, and Liechti have never brought a drug to market.
- Ignoring FCM's unrefuted analysis of real-world CNS drug outcomes, while accepting Greenleaf's paid report as sufficient validation.
- A massive pay for performance disconnect.
- FCM's good faith engagement with MindMed, including offering detailed plans to put the Company back on track. FCM resorted to director nominations after being repeatedly rebuffed.

Source: Company SEC Filings

What ISS Left Completely Out

- ✖ The Board has entrenched management with golden parachutes.
- ✖ The Board approved the MM-110 dosing without proper safety data, and the flawed, unnecessary Phase IIb.
- ✖ The Board's lack of alignment with shareholders owning just .22% of outstanding MindMed shares v. FCM's 3.5% beneficial ownership.
- ✖ Our pledge to lock up our shares until June 15, 2026, demonstrating alignment with shareholders.
- ✖ The numerous unfulfilled promises that MindMed has made including purported partnerships in digital medicine and Phase II trials.

There are no shareholder voices in the boardroom who are willing or capable to hold management to account.

Source: Company SEC Filings

Dr. Freeman Halts MM-110 Trial

2015

At IND meeting with FDA a safety directive was issued stating that MM-110 can only be administered at low doses (<20 mg) without additional pre-clinical (animal) safety data.

2015-2019

Savant lacks funding to perform pre-clinical or clinical studies.

2019

MindMed is formed from Savant:

- Dr. Freeman becomes CMO and initiates MM-110 healthy volunteer Phase I study.
- Chief Scientific Officer, Dr. Don Gehlert, had responsibility for pre-clinical safety studies, **NOT** Dr. Freeman.

June 15, 2020 (9:17 AM)

Dr. Freeman halted the Phase I study at 8mg due to safety concerns – humans were more sensitive to MM-110 than indicated by previous pre-clinical studies.

June 15, 2020 (12:00 PM)

Dr. Freeman is suspended from his duties as CMO (he subsequently left the Company in August 2020):

- Ms. Brigid Makes, a current board member, served as the Head of HR at the time.
- The current board should be aware of this as they performed an "independent" investigation, following FCM bringing this to the Board's attention – Dr. Freeman was never interviewed or asked for his account.
- A contract research organization (who was performing the clinical trial) subsequently received a $300,000 cancellation fee for the halting of the dosing group.

June 2020

Mr. Barrow was hired as a clinical development consultant and was appointed Chief Development Officer in January 2021.

July 2020

MM-110 patient dosing continues at 12mg dose.

January – March 2021

The MM-110 protocol is amended to dose healthy volunteers at 1200 mg per day.

December 2021

MindMed completes Phase I MM-110 study with a dosing regimen of 650 mg per day (> 35x the dose the FDA believed was safe).

May 2022

MindMed issues a press release touting the safety and tolerability of MM-110 in the Phase I study.

August 2022

MindMed announces that it met with FDA to discuss moving to Phase II trial, but FDA reiterated the need for additional pre-clinical safety studies. MindMed shutters MM-110 program.

Source: MindMed Press Releases, Company's SEC Filing, Clinicaltrials.gov.

Conclusion



25,000
20,000
15,000
10,000
5,000
0
Executive & Director Compensation
G&A
R&D Overhead
Core R&D
Other R&D
FCM Proposed
MindMed FY2022

MindMed Spending

✗ **$66M**

FCM Proposed Budget

✓ **$39M**

- ✓ **$27.8M** Savings
- ✓ Core R&D **60% Increase**

December 2023 → **February 2026** → **June 2026** → **December 2026**

December 2023
- ✓ Phase III Started
- ✓ Cash: $94M

February 2026
- ✓ Phase III Complete
- ✓ Cash: $15M

June 2026
- ✓ Submit NDA

December 2026
- ✓ **FDA Approval**

Source: Company SEC Filings. See [6]